TERM SHEET

CONSULTING AGREEMENT WITH TAWN ALBINSON

Position:

Managing Director, Minera Y Metallurgica del Boleo, S.A. de C.V. (a 100% owned Mexican subsidiary of Baja Mining Corp.)

Compensation:

$14,000 Cdn. Per month

Stock Options:

1.

Granted an option to purchase 600,000 shares in the capital stock of the Company at a price of $0.35 for a period of five years expiring April 22, 2009.

2.

Granted an additional option to purchase 100,000 shares of the Company at a price of $0.35 for a five year period expiring September 15, 2010, which were exercised on April 10, 2006.

3.

Granted an additional option to purchase 300,000 shares of the Company at a price of $1.33 for a five year period expiring July 26, 2011.